FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                13 March 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc

              Performance Share Plan 2002: 2003 Conditional Awards

                Executive Share Option Plans: Grants of Options


This notification is to advise that on 11 March 2003 International Power plc (the "Company") was advised that on 10 March 2003 the Remuneration Committee of the Company (the Committee") made the following awards under the Company's 2002 Performance Share Plan and granted the following Options under the Company's Executive Share Option Scheme to the Executive Directors of the Company as detailed below:



1. Executive Director Appointments - Performance Share Plan 2002 (the 'Performance Plan')

The Committee has made the following Conditional Awards to Executive Directors of the Company:


                           No. of Shares

David Crane                238,693

Philip Cox                 175,879


The above awards will normally vest after the end of a three-year period commencing on 1 January 2003 and ending on 31 December 2005, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, 30% of the award will vest after 31 December 2005 if EPS for the year ended 31 December 2005 is not less than 11.5 pence per share. 100% of the award will vest if EPS for the year ended 31 December 2005 is equal to or greater than 14 pence per share. Vesting will be pro rated for EPS performance between these two points.

In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on Friday 7 March 2003 (this being the day before the Award Date), being 70 pence per share.


2     Long Term Incentive Plans - Annual Award

As part of the Company's normal policy regarding Long Term Incentive Arrangements for Directors and Senior Managers, the Committee has made the following Conditional Awards of shares and Grant of Options to Executive
Directors:

2.1  Performance Share Plan 2002 (the 'Performance Plan')

A Conditional Award over the following numbers of shares of the Company to:


                           No. of Shares

David Crane                678,571

Philip Cox                 500,000


The above awards will normally vest after the end of a three-year period commencing on 1 January 2003 and ending on 31 December 2005, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, 30% of the award will vest after 31 December 2005 if EPS for the year ended 31 December 2005 is not less than 11.5 pence per share. 100% of the award will vest if EPS for the year ended 31 December 2005 is equal to or greater than 16 pence per share. Vesting will be pro rated for EPS performance between these two points.

In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on Friday 7 March 2003 (this being the day before the Award Date), being 70 pence per share.


2.2  Unapproved Executive Share Option Plan

A Grant of Options under the Company's Unapproved Executive Share Option Plans to:



                           No. of Shares              Option price
                           Under Option               per Share

David Crane                678,571                       70p

Philip Cox                 500,000                       70p

In accordance with the Rules of the Unapproved Plan, the value of options granted has been calculated by reference to the mid-market price of an IPR Ordinary share on Friday 7 March 2003 (this being the day before the Grant
Date), being 70 pence per share.

For the Unapproved Plan, the above options will, under normal circumstances, be exercisable between 7 March 2006 and 7 March 2013, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, 30% of the grant will become exercisable after 31 December 2005 if EPS for the year ended 31 December 2005 is not less than 11.5 pence per share. 100% of the grant will become exercisable if EPS for the year ended 31 December 2005 is equal to or greater than 16 pence per share. Grants will become exercisable on a pro rated basis for EPS performance between these two points.


Stephen Ramsay
Company Secretary
12 March 2003


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary